                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                ----------------------

                                     SCHEDULE 13D
                                    (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                     AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                  (Amendment No.  )*

                                     Salomon Inc
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                      79549B107
                                    (CUSIP Number)

                                Charles O. Prince, III
                     General Counsel and Executive Vice President
                                 Travelers Group Inc.
                                 388 Greenwich Street
                               New York, New York 10013
                                    (212) 816-8000
                    (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                   October 27, 1997
               (Date of event which requires filing of this statement)

                               -----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                            (Continued on following pages)

-----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            Page 1 of 15 Pages

--------------------                                          ------------------
CUSIP NO.  79549B107                 13D                      PAGE 2 OF 15 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Travelers Group Inc., 52-1568099
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                               OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) OR 2(e)                                                          [   ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER                   0

 NUMBER OF         -------------------------------------------------------------
  SHARES           8    SHARED VOTING POWER       21,614,070 fn(1)
BENEFICIALLY
 OWNED BY          -------------------------------------------------------------
   EACH            9    SOLE DISPOSITIVE POWER           0
 REPORTING
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER     243,631

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     21,614,070 fn(1)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*          [X]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    18.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                CO       HC

--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT

fn(1)   Includes 7,368,422 shares of Common Stock issuable upon conversion of
280,000 shares of Series A Preferred Stock.


                                  Page 2 of 15 Pages
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Item 1.       SECURITY AND ISSUER.

              This statement on Schedule 13D is being filed with respect to the Common Stock, $1.00 par value (the "Common Stock") of Salomon Inc (the "Company"), which has its principal executive office at Seven World Trade Center, New York, New York 10048.

Item 2.       IDENTITY AND BACKGROUND.

              (a), (b), (c) and (f)    This Schedule 13D is being filed on
behalf of Travelers Group Inc., a Delaware corporation (the "Reporting Person"). The principal executive offices of the Reporting Person are located at 388 Greenwich Street, New York, New York 10013.


              The Reporting Person is a diversified financial services company engaged, through its subsidiaries, in the investment services, property casualty insurance, life insurance and consumer finance services businesses.

              Set forth in Appendix A attached hereto and incorporated herein by reference are the names, business addresses, principal occupation and citizenship of each executive officer and director of the Reporting Person.

              (d) and (e)    During the last five years, neither the Reporting
Person, nor to the best of its knowledge, any executive officer or director of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                  Page 3 of 15 Pages
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Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              In order to induce the Reporting Person to enter into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 24, 1997, among the Reporting Person, Diamonds Acquisition Corp. ("DAC"), a wholly-owned subsidiary of the Reporting Person, and the Company, Berkshire Hathaway Inc. ("Berkshire"), a stockholder of the Company, entered into a Voting Agreement, dated as of September 24, 1997 (the "Voting Agreement"), with the Reporting Person. The Voting Agreement relates solely to the vote of Berkshire's shares of the Company on the proposed merger of DAC with and into the Company as contemplated by the Merger Agreement (the "Merger") at the meeting of the Company's stockholders scheduled to be held on November 25, 1997. Berkshire entered into the Voting Agreement as a condition to, and in consideration for, the Reporting Person entering into the Merger Agreement and received no other consideration for entering into the Voting Agreement.

Item 4.       PURPOSE OF TRANSACTION.

              The Reporting Person entered into the Voting Agreement for the purpose of facilitating the approval by the stockholders of the Company of the Merger. Berkshire has agreed with the Reporting Person to vote (or cause to be voted) all capital stock of the Company held of record or beneficially owned by Berkshire or any of its subsidiaries in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Voting Agreement and any actions required in furtherance thereof (the "Related Matters"). Berkshire has also given the Reporting Person a proxy to vote its shares of the Company's capital stock for

                                  Page 4 of 15 Pages
the foregoing purposes. The Merger Agreement provides, among other things, for the Merger, with the Company continuing as the surviving corporation in the Merger and changing its name to Salomon Smith Barney Holdings Inc. ("Salomon Smith Barney").

Pursuant to the Merger, other than shares held in the treasury of the Company, all shares of capital stock of the Company will be exchanged for shares of capital stock of the Reporting Person. Following consummation of the Merger, Salomon Smith Barney will be a wholly owned subsidiary of the Reporting Person. The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated therein by reference.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.

              (a) As of the close of business on October 31, 1997, the Reporting Person beneficially owned, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), 21,614,070 shares of Common Stock. Such amount includes (i) 14,002,017 shares of Common Stock of which Berkshire (or an affiliate of Berkshire) is the record owner, but which the Reporting Person may be deemed to be the beneficial owner as a result of the Voting Agreement, (ii) 7,368,421 shares of Common Stock issuable upon conversion of 280,000 shares of the Company's Series A Preferred Stock (the "Preferred Stock") of which Berkshire (or an affiliate of Berkshire) is the record owner, but which the Reporting Person may be deemed to be the beneficial owner as a result of the Voting Agreement and (iii) 243,631 shares of Common Stock beneficially owned by subsidiaries of the Reporting Person, including 143,961 shares held by mutual funds sponsored by such subsidiaries and 99,668 shares held by accounts managed by such subsidiaries (the "Mutual Funds and Managed Accounts"). Based on 111,151,454 shares of Common Stock outstanding as of October 20, 1997 (as reported in the Company's proxy statement and the Reporting Person's registration statement on Form S-4 filed with the Securities and Exchange Commission on October 24, 1997) and 7,368,422 shares of Common Stock issuable upon conversion of the Preferred Stock, the Reporting Person beneficially owns 18.2% of the outstanding Common Stock of the Company.

                                  Page 5 of 15 Pages

              In addition, Kenneth J. Bialkin, a member of the Board of Directors of the Company, is the owner of record of 3,000 shares of Common Stock of the Company.

              (b) Pursuant to the Voting Agreement, Berkshire agreed with the Reporting Person that for an established period of time, Berkshire would, among other things, vote (or cause to be voted) all shares of capital stock of the Company held of record or beneficially owned by Berkshire or any of its subsidiaries in favor of the Merger and the Related Matters. In addition, Berkshire agreed to appoint representatives of the Reporting Person as proxies to vote all capital stock of the Company held of record or beneficially owned by Berkshire or any of its subsidiaries in favor of the Merger and the Related Matters. As a result, and based on the fact that the Voting Agreement relates solely to the vote on the Merger and the Related Matters, the Reporting Person shares the power to vote the 14,002,017 shares of Common Stock and the 7,368,421 shares of Common Stock issuable upon conversion of 280,000 shares of the Preferred Stock, of which Berkshire (or an affiliate of Berkshire) is the record owner, but which the Reporting Person may be deemed to be the beneficial owner as a result of the Voting Agreement, with Berkshire.



                                  Page 6 of 15 Pages

              The Reporting Person has shared dispositive power and shared voting power with respect to the 243,631 shares of Common Stock held by the Mutual Funds and Managed Accounts.

              (c) Except as set forth or incorporated by reference herein, neither the Reporting Person, nor, to the best of its knowledge, any executive officer or director of the Reporting Person, has effected any transaction in the Common Stock during the past 60 days; provided, however, that transactions effected on behalf of the Mutual Funds and Managed Accounts are not reflected herein.

              (d)  Not applicable.


              (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Pursuant to the Voting Agreement, Berkshire agreed with the Reporting Person that for an established period of time, Berkshire would, among other things, vote (or cause to be voted) all shares of capital stock of the Company held of record or beneficially owned by Berkshire or any of its subsidiaries in favor of the Merger and the Related Matters. Pursuant to the Merger Agreement, the Reporting Person has agreed to exchange each share of Common Stock for 1.695 shares of the Reporting Person's common stock if the Merger is approved by the Company's stockholders, and the other conditions to closing set forth in the Merger Agreement are satisfied or waived. Other than the Voting Agreement, the proxy granted pursuant to the Merger Agreement and the Merger Agreement, there are no contracts, understandings, or relationships (legal or otherwise) among the persons named in item 2 hereof and between such

                                  Page 7 of 15 Pages
persons or any person with respect to any securities of the company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

                                  Page 8 of 15 Pages

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 1 Voting Agreement, dated as of September 24, 1997, between Travelers Group Inc. and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 10.1 to the Reporting Person's Registration Statement on Form S-4, Registration No. 333-38647).

           Exhibit 2 Agreement and Plan of Merger, dated as of September 24, 1997, among Travelers Group Inc., Diamonds Acquisition Corp. and Salomon Inc (incorporated by reference to Appendix A to the Proxy Statement/Prospectus included as part of the Reporting Person's Registration Statement on Form S-4, Registration No. 333-38647).



















                                  Page 9 of 15 Pages

                                      APPENDIX A

                         EXECUTIVE OFFICERS AND DIRECTORS OF
                                 TRAVELERS GROUP INC.




NAME, TITLE AND CITIZENSHIP            PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------            -----------------------------------------
C. Michael Armstrong                   Chairman & Chief Executive Officer
Director (USA)                         AT&T Corp.
                                       295 North Maple Avenue
                                       Basking Ridge, New Jersey 07920

Judith Arron                           Executive Director
Director (USA)                         Carnegie Hall Corporation
                                       8811 Seventh Avenue
                                       New York, New York   10019

Kenneth J. Bialkin                     Partner
Director (USA)                         Skadden, Arps, Slate, Meagher & Flom LLP
                                       919 Third Avenue
                                       New York, New York  10022

Edward H. Budd                         Retired Chairman
Director (USA)                         Travelers Insurance Companies
                                       One Tower Square
                                       Hartford, Connecticut  06183

Joseph A. Califano, Jr.                Chairman & Chief Executive Officer
Director (USA)                         The Center on Addiction & Substance Abuse
                                       at Columbia University
                                       152 West 57th Street
                                       New York, New York  10019

Douglas D. Danforth                    Executive Associates
Director (USA)                         One  PPG Place
                                       Suite 2210
                                       Pittsburgh, Pennsylvania  15222

James Dimon                            President & Chief Operating Officer
Director & Executive Officer           Travelers Group Inc.
(USA)                                  388 Greenwich Street
                                       New York, New York  10013


                                  Page 10 of 15 Pages

Leslie B. Disharoon                    Former Chairman, President & Chief
Director (USA)                         Executive Officer
                                       Monumental Corporation
                                       2 Chittenden Lane
                                       Owings Mills, Maryland   21117

The Honorable Gerald R. Ford           Former President of the United States
Director (USA)                         Post Office Box 927
                                       Rancho Mirage, California  92270

Thomas W. Jones                        Vice Chairman
Director & Executive Officer           Travelers Group Inc.
(USA)                                  388 Greenwich Street
                                       New York, New York  10013

Ann Dibble Jordan                      Consultant
Director (USA)                         Former Director of Social Services,
                                       University of Chicago Medical Center
                                       4610 Kenmore Drive, NW
                                       Washington, DC  20007

Robert I. Lipp                         Vice Chairman
Director & Executive Officer           Travelers Group Inc.
(USA)                                  388 Greenwich Street
                                       New York, New York  10013

Michael T. Masin                       Vice Chairman & President - International
Director (USA)                         GTE Corporation
                                       One Stamford Forum
                                       Stamford, Connecticut  06904

Dudley I. Mecum                        Managing Director
Director (USA)                         Capricorn Management
                                       30 East Elm Street
                                       Greenwich, Connecticut  06830

Andrall E. Pearson                     Chairman & Chief Executive Officer
Director (USA)                         Tricon Global Restaurants, Inc.
                                       660 Steamboat Road
                                       Greenwich, Connecticut 06830

Frank J. Tasco                         Retired Chairman
Director (USA)                         Marsh & McLennan Companies, Inc.
                                       1166 Avenue of the Americas
                                       New York, New York  10036


                                  Page 11 of 15 Pages

Linda J. Wachner                       Chairman, President &
Director (USA)                         Chief Executive Officer
                                       Warnaco Group Inc.
                                       90 Park Avenue
                                       New York, New York  10016

Sanford I. Weill                       Chairman & Chief Executive Officer
Director & Executive Officer           Travelers Group Inc.
(USA)                                  388 Greenwich Street
                                       New York, New York  10013

Joseph R. Wright, Jr.                  Chairman & Chief Executive Officer
Director (USA)                         AMTEC, Inc.
                                       599 Lexington Avenue
                                       New York, New York 10022-6030

Arthur Zankel                          Co-Managing Partner
Director (USA)                         First Manhattan Company
                                       437 Madison Avenue
                                       New York, New York  10022

Steven D. Black                        Vice Chairman & Chief Operating Officer
Executive Officer (USA)                Smith Barney Inc.
                                       388 Greenwich Street
                                       New York, New York  10013

Michael A. Carpenter                   Executive Vice President
Executive Officer (USA)                Travelers Group Inc.
                                       One Tower Square
                                       Hartford, Connecticut  06183

Charles J. Clarke                      Chairman & Chief Executive Officer
Executive Officer (USA)                 - Commercial Lines
                                       Travelers Property Casualty Corp.
                                       One Tower Square
                                       Hartford, Connecticut  06183

Donald R. Cooper                       Chairman
Executive Officer (USA)                Resource Deployment Inc.
                                       307 West 7th Street
                                       Fort Worth, Texas  76102

Peter M. Dawkins                       Chairman & Chief Executive Officer
Executive Officer (USA)                Travelers Group Diversified
                                        Distribution Services, Inc.
                                       388 Greenwich Street
                                       New York, New York   10013


                                  Page 12 of 15 Pages

Irwin Ettinger                         Executive Vice President
Executive Officer (USA)                Travelers Group Inc.
                                       388 Greenwich Street
                                       New York, New York  10013

Jay S. Fishman                         Senior Vice President
Executive Officer (USA)                Travelers Group Inc.
                                       388 Greenwich Street
                                       New York, New York  10013

Jeffrey B. Lane                        Vice Chairman
Executive Officer (USA)                Travelers Group Inc.
                                       388 Greenwich Street
                                       New York, New York  10013

Jon C. Madonna                         Vice Chairman
Executive Officer (USA)                Travelers Group Inc.
                                       388 Greenwich Street
                                       New York, New York  10013

Marjorie Magner                        President & Chief Operating Officer
Executive Officer (USA)                Commercial Credit Company
                                       300 St. Paul Place
                                       Baltimore, Maryland 21202

Heidi G. Miller                        Senior Vice President
Executive Officer (USA)                 & Chief Financial Officer
                                       Travelers Group Inc.
                                       388 Greenwich Street
                                       New York, New York  10013

Joseph J. Plumeri II                   Vice Chairman
Executive Officer (USA)                Travelers Group Inc.
                                       388 Greenwich Street
                                       New York, New York  10013

Charles O. Prince, III                 Executive Vice President, General Counsel
Executive Officer (USA)                 & Secretary
                                       Travelers Group Inc.
                                       388 Greenwich Street
                                       New York, New York  10013

Marc P. Weill                          Senior Vice President
Executive Officer (USA)                Travelers Group Inc.
                                       388 Greenwich Street
                                       New York, New York  10013


                                  Page 13 of 15 Pages

Robert B. Willumstad                   Chairman & Chief Executive Officer
Executive Officer (USA)                Commercial Credit Company
                                       300 St. Paul Place
                                       Baltimore, Maryland 21202




















                                  Page 14 of 15 Pages

                                      SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 6, 1997

                                  TRAVELERS GROUP INC.


                                  By:  /s/ Irwin Ettinger
                                       --------------------------------
                                       Name:  Irwin Ettinger
                                       Title:  Executive Vice President




















                                 Page 15 of 15 Pages